Skadden, Arps, Slate, Meagher & Flom LLP	Willkie Farr & Gallagher LLP
Four Times Square	787 Seventh Avenue
New York, New York 10036	New York, New York 10019
November 1, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Max A. Webb, Esq. Assistant Director Office of Mergers and Acquisitions

RE:	M & F Worldwide Corp.
Schedule 13E-3 by Ronald O. Perelman, MacAndrews
& Forbes Holdings, Inc., M & F Worldwide Corp., MX
Holdings One, LLC, MX Holdings Two, Inc., MFW
Holdings One LLC, and MFW Holdings Two LLC
File No. 005-46325
Preliminary Proxy Statement on Schedule 14A
File No. 001-13780
Filed September 28, 2011
Dear Mr. Webb:
               On behalf of M & F Worldwide Corp. (“M & F Worldwide”), Ronald O. Perelman, MacAndrews & Forbes Holdings, Inc., MX Holdings One, LLC, MX Holdings Two, Inc., MFW Holdings One LLC, and MFW Holdings Two LLC (together, the “Filing Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated October 25, 2011 (the “Comment Letter”) relating to the

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

Schedule 13E-3 (File No. 005-46325) (the “Schedule 13E-3”) filed by the Filing Persons and the Preliminary Proxy Statement on Schedule 14A (File No. 001-13780) (the “Proxy Statement”) filed by M & F Worldwide, in each case, on September 28, 2011. Concurrently with this response, the Filing Persons are filing an amendment to the Schedule 13E-3 and M & F Worldwide is filing an amended Proxy Statement. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement. References herein to page numbers of the Proxy Statement refer to page numbers in the amended Proxy Statement being filed concurrently herewith. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.
Schedule 13E-3
General
1.	We note that you have requested confidential treatment for portions of exhibits 99(c)(6), 99(c)(8), and 99(c)(9). We will respond to your request under separate cover. Please note that we will not be in a position to complete our review of your filings until we have resolved any issues concerning your application for confidential treatment.

We confirm our understanding that the Staff’s review of the Schedule 13E-3 and the Proxy Statement will not be complete until any issues identified in the Staff’s review of our related application for confidential treatment are resolved.
Introduction, page 1
2.	We note your statement that “no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise accordingly.

We are revising the Schedule 13E-3 to delete the above-referenced statement.
Item 13. Financial Information, page 8
3.	It appears you do not believe that pro forma financial information pursuant

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

to Item 13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

Item 13 of Schedule 13E-3 requires the filing persons to furnish the information required by Item 1010(a) through (b) of Regulation M-A. Item 1010(b) of Regulation M-A requires the filing persons to furnish pro forma information disclosing the effect of the proposed merger transaction only if material. The Company respectfully submits that in an all cash transaction, where the unaffiliated stockholders of the Company will have no continuing interest in the surviving corporation after the consummation of the merger, the capital structure of the surviving corporation assuming consummation of the merger as would be reflected in pro forma financial statements is not material to an investment decision whether to vote in favor or against the transaction. Accordingly, the information required by Item 1010(b) of Regulation M-A has not been presented.
Exhibits
Generally
4.	Exhibits (c)(4) and (c)(5) from Evercore and (c)(8) and (c)(9) from Moelis contain financial analyses that appear materially different from the presentations summarized in the body of the document. Please advise, or revise your document to summarize these analyses. See Item 1015(b)(6) of Regulation M-A. Since certain of these analyses appear to contemplate M & F Worldwide remaining a reporting company, please also provide more comprehensive disclosure under Item 1014 of Regulation M-A regarding the consideration given to these scenarios by the board of directors.

In response to the Staff’s comment as to Item 1015(b)(6) of Regulation M-A:

We are revising pages 23 and 24 of the Proxy Statement to add the following disclosure with respect to the summaries of financial analyses contained in Exhibits (c)(4) and (c)(5) to the Schedule 13E-3.

In the paragraph summarizing the August 10, 2011 presentation by Evercore to the special committee, we are adding the following disclosure after the fourth sentence:

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

“Evercore also reviewed and discussed with the special committee its preliminary financial analyses, based on the updated financial projections, including an analysis of selected publicly traded companies, a discounted cash flow analysis, an illustrative analysis of the present value of the future price of common stock, an analysis of selected precedent transactions and an analysis of historical premiums paid in precedent transactions. These analyses were later updated, based on updated refinancing assumptions received by Evercore on August 31, 2011, in Evercore’s final presentation to the special committee on September 10, 2011. See “Special Factors—Opinion of Evercore Group L.L.C.”. Evercore’s presentation noted that the updated financial projections resulted in a lower implied per share equity reference range for common stock than did the original financing projections in the case of its analysis of selected publicly traded companies, discounted cash flow analysis and illustrative analysis of the present value of the future price of common stock.”

In the paragraph summarizing the August 17, 2011 presentation by Evercore to the special committee, we are adding the following disclosure after the second sentence:

“Based on various assumptions, including with respect to the purchase price paid, Evercore presented, among other things, (i) an illustrative range of potential cost synergies resulting from the hypothetical transaction, (ii) an illustrative accretion/dilution analysis for the purchaser and (iii) the potential net cash proceeds to the Company, the Company’s potential pro forma capital structure and the potential pro forma value per share of common stock as a result of the transaction.”

We are revising page 27 of the Proxy Statement to add the following disclosure with respect to the summaries of financial analyses contained in Exhibits (c)(8) and (c)(9) of the Schedule 13-E3 at the end of the paragraph that begins “On September 9, 2011...”:

“Moelis also provided an analysis of illustrative investor returns comparing Holdings’ offer of $24 per share with the special committee’s proposal of $30 per share, assuming that all of the Company’s outstanding debt is refinanced in connection with a transaction. Assuming 2015 exit multiples ranging from 4.00x to 5.00x, Moelis estimated that the illustrative internal rate of return sensitivities to a potential acquirer ranged from 2.4% to 21.5% at the $24 per share offer price and (3.2%) to 14.9% at the $30 per share offer price.

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

(Moelis presented a preliminary version of these sensitivities to Holdings on September 6, 2011.)”

In response to the Staff’s comment as to Item 1014 of Regulation M-A regarding the consideration given to these scenarios by the board of directors, we are revising page 24 of the Proxy Statement to add the following disclosure to the beginning of the paragraph that immediately follows the summary of the August 17 telephonic meeting of the special committee:

“In light of Evercore’s view that potential strategic alternatives would not likely generate significant value for the Company’s stockholders, and in light of the risks and uncertainties involved in potential alternatives, including, significantly, the statement made by Holdings in its proposal letter that it would not consider selling its stake in the Company or vote in favor of any such alternative transaction, the special committee did not believe that strategic alternative transactions to the merger were realistic.”
Exhibit 99(c)(2)
5.	The language on the third page of the presentation stating that the materials are “directly addressed and delivered [to the Special Committee] and may not be used or relied upon for any purpose” and “were compiled . . . not with a view to public disclosure or filing thereof under .. . . federal securities laws” is an improper disclaimer. We note this disclaimer appears in each of exhibits 99(c)(4), 99(c)(5), and 99(c)(6) and a similar disclaimer appears on the second page of the Moelis presentation filed as exhibit 99(c)(7). Please tell us how the filing persons intend to address this objectionable disclaimer and inappropriate limitation on reliance. See the following link to the SEC website for guidance on how to amend this filing in view of the cited statement:
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

We are revising the disclosure on the third page of the Evercore presentation filed as exhibit (c)(2) and on the second page of each of the Evercore presentations filed as exhibits (c)(4), (c)(5) and (c)(6) as follows:

In exhibit (c)(2), we are deleting the text “to whom such materials are directly addressed and delivered and may not be used or relied upon for any purpose other than as specifically contemplated” from the first paragraph and the text “and not with a view to public disclosure or filing thereof under state or federal securities laws” from the second paragraph.

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

In each of exhibits (c)(4), (c)(5) and (c)(6),we are deleting the text “to whom such materials are directly addressed and delivered and may not be used or relied upon for any purpose other than as specifically contemplated by a written agreement with Evercore” from the first paragraph and the text “and not with a view to public disclosure or filing thereof under state or federal securities laws” from the second paragraph.

We are also revising the disclosure on the second page of the Moelis presentation filed as exhibit (c)(7) as follows: in the first sentence of the first paragraph we are deleting the word “exclusive” and in the last sentence of the last paragraph we are deleting the words “or relied upon.”
Schedule 14A
General
6.	Please mark your form of proxy “Preliminary Copy,” as required by Rule 14a-6(e)(1).

We are revising the form of proxy relating to the Proxy Statement to be marked “Preliminary Copy”.

7.	Please provide the disclosure required by Item 1012(d), regarding the reasons for the intended vote of management, and Item 1012(e) of Regulation M-A, or direct us to where this disclosure appears in your document.

In response to the Staff’s comment as to Item 1012(d) regarding the reasons for the intended vote of management, we are revising pages 3, 15 and 78 of the Proxy Statement to delete the disclosure relating to the intended vote of management and replace it with the following disclosure:

“The directors and current executive officers of the Company (other than any such director or executive officer who is an excluded stockholder), all of whom have expressed their intent to vote in favor of the proposal to approve the Merger Agreement because they view the merger as an attractive opportunity to receive cash for their shares of common stock at a premium to recent market prices...”

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

In response to the Staff’s comment as to Item 1012(e) of Regulation M-A, we are also revising the disclosure on pages 3, 15 and 78 of the Proxy Statement to add the following disclosure:

“Except in their capacities as members of the board of directors of the Company, as applicable, no officer or director of the Company nor any Holdings Filing Person has made any recommendation either in support of or opposed to the merger or the Merger Agreement.”

8.	In your proxy statement and form of proxy card, you disclose that proxies will have discretionary authority to vote upon other matters that may properly come before the meeting, and any adjournment. This differs from the discretionary voting standard set forth in Rule 14a-4(c)(3). Please advise, or revise your materials.

We are revising the disclosure in the Proxy Statement and the related form of proxy card to clarify that proxies will have discretionary authority to vote upon other matters that may properly come before the special meeting “provided the Company does not know, at a reasonable time before the special meeting, that such matters are to be presented at the meeting”.

9.	Please advise why the proxy statement does not contain disclosure pursuant to Item 402(t) of Regulation S-K. See Item 1011(b) of Regulation M-A.

We have omitted disclosure pursuant to Item 402(t) of Regulation S-K because none of our named executive officers (Messrs. Schwartz, Savas, Taub and Dawson) will receive any compensation which is “based on or otherwise relates to” the merger. In this regard, we note that (i) neither Mr. Schwartz nor Mr. Savas receives any compensation from the Company and (ii) no compensation is being provided to any of our named executive officers in connection with the merger, nor is any existing compensation being accelerated or enhanced. Although each of Messrs. Taub and Dawson is party to an employment agreement that provides certain severance payments and benefits upon termination of employment, we note in the section of the Proxy Statement entitled “Interests of the Company’s Directors and Executive Officers in the Merger—Employment with the Surviving Corporation Post Merger” that we expect all executive officers (including all of our named executive officers) to remain employed as executive officers of the surviving company following the merger. Thus, we do not believe that any such severance payments and benefits will become payable to Mr. Taub or Mr. Dawson in connection with the merger.

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

Summary Term Sheet, page 1
10.	Please revise your summary term sheet to include a more detailed description of the accounting treatment for the transaction. Refer to Item 1001 of Regulation M-A and Section II.F.2 of Securities Act Release No. 33-7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

We did not include a discussion of the anticipated accounting treatment for the merger in the summary term sheet because we believed that this information was not material in the context of a cash merger. In response to the Staff’s comment, we are revising the summary term sheet to include the following:

“Anticipated Accounting Treatment of the Merger (page 69)
M & F Worldwide, as the surviving corporation, will account for the merger as a business combination using the purchase method of accounting for financial accounting purposes, whereby the estimated purchase price would be allocated to the assets and liabilities of M & F Worldwide based on their relative fair values following FASB Accounting Standards Codification Topic 805, Business Combinations.”

We have reviewed Item 1001 of Regulation M-A and Section II.F.2 of Securities Act Release No. 33-7760 and have concluded that there are not any other issues that should be appropriately disclosed in the summary term sheet.
Purposes and Reasons for the Merger, page 5
11.	We suggest listing the factors suggesting the transaction is not a good idea here as well.

We are revising page 6 of the Proxy Statement to include in the summary term sheet the following disclosure with respect to material negative or unfavorable factors considered by the special committee:

“In evaluating the fairness and advisability of the Merger Agreement, the special committee also considered, among other factors, the following, each of which the special committee viewed as being generally negative or unfavorable:

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

•	Holdings would not agree to a proposed increase in the merger consideration beyond the one dollar increase from its initial proposal;

•	the lack of alternatives available to the Company other than to reject the proposed transaction and remain a public company;

•	the fact that the Company’s stockholders (other than Holdings and its affiliates) will have no ongoing equity participation in the Company following the merger;

•	the possibility that Holdings could realize significant returns on its equity investment in the surviving corporation following the merger;

•	the possibility that Holdings could sell some or all of the Company following the merger to one or more purchasers at a valuation higher than that being paid in the merger;

•	the risk that the merger may not be completed even if approved by the Company’s stockholders and the holders of a majority of the outstanding shares of common stock other than Holdings and its affiliates; and

•	the risks and costs to the Company if the merger does not close.”
Questions and Answers About the Special Meeting and the Merger, page 14
What happens if the merger is not consummated?, page 16
12.	Please revise the answer to quantify the termination fee.

We are revising the reference to “a termination fee” on page 16 of the Proxy Statement to refer to “a termination fee of $8,250,000”.
Cautionary Statement Concerning Forward-Looking Information, page 18
13.	Please relocate this section so that it appears at some point after your Special Factors section. Items 7, 8, and 9 of Schedule 13E-3 should appear in the Special Factors section at the beginning of the proxy statement immediately following the summary term sheet.

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

We are revising the Proxy Statement to relocate the “Cautionary Statement Concerning Forward-Looking Information” and “The Special Meeting” sections after the “Special Factors” section.
Voting by Proxy, page 22
14.	You state that a failure to return a proxy card will result in the shares not being counted for purposes of determining whether a quorum is present. Please advise how you made this determination.

We respectfully advise the Staff that (i) Delaware law provides that record holders must be present in person or by proxy in order to counted for purposes of determining a quorum and (ii) New York Stock Exchange Rule 452.11 provides that, absent instructions from beneficial holders, brokers do not have the discretion to vote shares in respect of certain enumerated “non-routine matters,” which, in accordance with clause (3) of such Rule, includes any matter that “relates to a merger or consolidation (except when the company’s proposal is to merge with its own wholly owned subsidiary, provided its shareholders dissenting thereto do not have rights of appraisal).” Accordingly, unless (i) a record holder returns a proxy card or attends the meeting in person, or (ii) a beneficial holder instructs its broker to vote on its behalf, such shares will not be present at the meeting and may not be counted for purposes of determining whether a quorum is present.

We are revising page 79 of the Proxy Statement to delete the second sentence of the paragraph which begins “If you sign, date and return your proxy card...” and replace it with the following disclosure:

“If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting (unless you are a record holder as of the record date and attend the special meeting in person) and will have the same effect as a vote against the approval of the Merger Agreement, but will not affect the vote regarding the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.”
Solicitation of Proxies, page 23
15.	We note that proxies may be solicited by mail, personal interview, e-mail, telephone, or via the Internet. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

personal interview or telephone.

We confirm that we will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.
Background of the Merger, page 25
16.	Please briefly disclose the alternative transaction structures discussed during the week of May 30, 2011, and disclose how Holdings determined that the transaction would best be structured as a merger.

We are revising page 18 of the Proxy Statement to add the following disclosure:

“The other potential transaction structure that Holdings considered during such phone calls was a tender offer. Holdings determined during such discussions that the consummation of any going private transaction proposed by it would be conditioned upon the approval of the unaffiliated stockholders. In light of that determination, Holdings saw no advantage to proceeding by means of a tender offer and preferred the simplicity of a single-step merger.”

17.	Please identify by name the directors who left the meeting on June 14, 2011.

We are revising page 21 of the Proxy Statement to clarify that the directors who left the meeting were Messrs. Perelman, Schwartz, Bevins, Dawson and Taub.

18.	At the meeting on June 14, 2011, resolutions to create the special committee were adopted by the “board of directors.” Please clarify specifically how these resolutions were adopted, with reference to the directors who had already left the meeting.

We are revising page 21 of the Proxy Statement to clarify that such resolutions were adopted “unanimously by those directors in attendance at the meeting, who constituted a majority of the board of directors. Messrs. Perelman, Schwartz, Bevins, Dawson and Taub, who had excused themselves from the meeting, did not participate in the vote.”

19.	Please disclose with more specificity:
•	the material changes to the business of HCHC that were discussed on July 8, 2011;

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

We are revising page 23 of the Proxy Statement to add the following disclosure to the end of the second sentence of the paragraph describing the July 8, 2011 discussions:

“and that are described in the section entitled “Projected Financial Information—Projections Provided to Evercore and the Special Committee”.”
•	the substance of the discussions on August 19, 2011;
We are revising page 25 of the Proxy Statement to add the following disclosure to the end of the paragraph summarizing the substance of the August 19, 2011 discussions:

“with Moelis, as financial advisor to Holdings, suggesting that, based on the valuation implied by the Company’s projections, a price in excess of $24 per share could not be justified and Evercore, as financial advisor to the special committee, suggesting that a price of $30 per share was warranted.”
•	the updated refinancing assumptions discussed on August 31, 2011;
We are revising page 25 of the Proxy Statement to delete the second sentence of the paragraph relating to the August 31, 2011 communication regarding updated refinancing assumptions and replace it with the following:

“These updated refinancing assumptions reflected Company management’s assumption that the refinancing would have an earlier closing date, with a different mix of debt and at higher interest rates than contemplated in May 2011.”
•	the impact of the updated refinancing assumptions discussed on September 6, 2011;
We are revising page 26 of the Proxy Statement to add the following disclosure to the end of the second paragraph summarizing the substance of the September 6, 2011 discussions:

“and which are described in the section entitled “Projected Financial Information—Projections Provided to Evercore and the Special Committee”.”

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

•	and the underperformance of certain business units discussed on September 9, 2011.
We are revising page 27 of the Proxy Statement by modifying the sentence: “Mr. Savas next described the recent and projected underperformance of certain business units of the Company, even relative to the update financial projections provided to Evercore on July 22, 2011” to delete the words “certain business units of the Company” and replace them with the words “GlobalScholar, LLC, which was acquired by the Company in the beginning of 2011”.
Purposes and Reasons for the Merger, page 36
20.	In the proxy statement, you defined “unaffiliated shareholders” as your stockholders “other than Holdings and its affiliates.” Please note that the staff considers officers and directors of the Company as affiliates. Please revise the fairness determinations of all filing persons to address both substantive and procedural fairness to unaffiliated shareholders only. See Item 1014(a) of Regulation M-A.

We are revising page 3 of the Proxy Statement to define “unaffiliated stockholders” to be stockholders “other than the Company’s officers and directors, Holdings and Holdings’ affiliates”. We are revising the fairness determinations of all filing persons to address both substantive and procedural fairness to “unaffiliated stockholders” only.

21.	Please clarify the general disclosure appearing in the second bullet point on page 36.

We are revising page 29 of the Proxy Statement to replace the paragraph preceding the bullet points with the following disclosure:

“In the course of reaching its determination and making its recommendations, the special committee considered information with respect to the Company’s financial condition, results of operations, businesses, competitive position and business strategy, on both a historical and prospective basis, as well as current industry, economic and market conditions and trends. The special committee considered the following factors as being generally positive or favorable, each of which the special committee believed supported its determination and recommendations:”

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

We are also deleting the second bullet point on page 29 of the Proxy Statement.

22.	Please revise to briefly explain why you consider the sixth bullet point on page 36 to be a generally positive or favorable factor given that you disclose the lack of alternatives as a negative factor on page 39.

We respectfully submit to the Staff that the “limited strategic alternatives / lack of alternatives” point was included among both the positive factors and negatives factors because it has both positive and negative implications. It is “positive” in the sense that, given the lack of alternatives and the special committee’s belief that the merger is a better choice for the unaffiliated stockholders than remaining a public company, it supports the special committee’s determination. At the same time, however, the lack of alternatives was considered by the special committee as a “negative” factor since if a strategic alternative were available, it might be a better choice for the unaffiliated stockholders than the merger. To clarify this distinction, we have deleted the “positive” factor from the bullet points and have added the following text immediately following those bullet points:

“In addition to the foregoing factors which the special committee considered as being generally positive or favorable in making its determination and recommendations in favor of the merger, the special committee also considered that its determination and recommendations were supported by its belief that there were limited strategic alternatives for enhancing value for the Company’s stockholders (other than Holdings and its affiliates), especially in light of Holdings’ statement that it would not consider selling its stake in the Company or vote in favor of any such alternative transaction, as well as the risks and uncertainties to the Company’s stockholders associated with such alternatives.”

23.	Please disclose what consideration the parties gave to the recent increase in earnings and the recent declines in the market prices of securities generally.

We are revising the Proxy Statement to add the following disclosures.

At the end of the bullet point on page 30, which begins “the belief by the special committee...”:

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

“in light of abandonment of the transaction, the prospects of the Company as reflected in the financial projections that had been presented to the special committee and Evercore by management of the Company’s operating subsidiaries and recent declines in the market prices of securities generally”.

At the end of the first full paragraph on page 33, which begins “The special committee also considered...”:

“In this regard, while the special committee was aware that the Company’s net income had increased in the quarter ended June 30, 2011 over the prior year’s quarter, the special committee did not consider this fact to be significant in light of the decline in net income in the six months ended June 30, 2011 from the comparable six months of 2010 and the lowered financial projections that had been presented to the special committee and Evercore by management of the Company’s operating subsidiaries.”
Implied Offer Price Premium Analysis, page 45
24.	Please have the Special Committee specially note that the price they agreed to was lower than the historical closing prices for each of the periods for which it was higher and that the average closing prices were higher for each of the periods for which that was the case.

We are revising page 29 of the Proxy Statement to add the following disclosure to the end of the bullet point that begins “the current and historical market prices...”:

“in this regard, the special committee was aware that the $25 per share merger consideration was lower than the closing and average prices for the common stock during certain of the historical periods listed in the table in the section entitled “Special Factors — Opinion of Evercore Group L.L.C. — Implied Offer Price Premium Analysis”;”
Analysis of Implied Transaction Multiples at Offer Price, page 47
25.	Please clarify what this section is illustrating. The title indicates it is addressing transaction enterprise value, but the body of the disclosure appears to be addressing enterprise value at the market price.

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

We are revising page 40 of the Proxy Statement to clarify that the total enterprise value used in this analysis is based on the per share merger consideration of $25.00.
Analysis of Selected Publicly Traded Companies, page 47
26.	Please describe briefly the “certain characteristics” that made the selected companies operations similar to yours.

We are revising page 40 of the Proxy Statement to add the following disclosure to the end of the first sentence of the first paragraph in the section entitled “Analysis of Selected Publicly Traded Companies”:

“because they produce similar products or services, use similar suppliers, compete for similar customers, operate in similar geographic regions, or face similar competitive pressures or industry dynamics.”

27.	Evercore applied a range of multiples from 5.0x to 5.5x 2012E Adjusted EBITDA derived from the analysis of selected publicly traded companies. However, the median of the represented values appears to be 6.7x, and the mean appears to be 6.5x. Please tell us, with a view towards revised disclosure, how the results of this analysis and the present value of future stock price analysis would differ if Evercore had used the latter values. With respect to the latter analysis, even with the high discount rate of 27.5%, a 5.75x multiple (the highest appearing in the chart) yields a price in excess of the offer price.

The Company has been advised by Evercore that, as previously disclosed in the Proxy Statement, the range of multiples of 5.0x to 5.5x 2012E Adjusted EBITDA was derived from Evercore’s analysis of the selected publicly traded companies as well as the relative contributions to the Company’s 2012E Adjusted EBITDA by each of its operating divisions. By way of reference, HCHC contributed approximately 64%, Harland Financial Solutions contributed approximately 19%, Scantron contributed approximately 10% and Mafco Flavors contributed approximately 7% to the Company’s 2012E Adjusted EBITDA. Accordingly, in deriving the range of multiples of 5.0x to 5.5x, Evercore gave more weight to the multiples derived for the HCHC Selected Companies than to the multiples derived for the Scantron Selected Companies. Because the Company’s four divisions do not contribute equally to the Company’s projected financial results, Evercore did not believe it

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

appropriate to simply calculate the mean or median multiples for the selected companies and instead took a weighted average approach.

In response to the Staff’s question of how the results of this analysis and the present value of future stock price analysis would differ if multiples of 6.5x and 6.7x 2012E Adjusted EBITDA had been used, Evercore has completed the requested mechanical calculations shown below:

Analysis of Selected Publicly Traded Companies
Applying the requested 6.5x mean and 6.7x median to the Company’s 2012E Adjusted EBITDA yields share prices for the Company of $49.99 and $54.70, respectively.

Present Value of Future Stock Price Analysis
Applying the requested 6.5x mean and 6.7x median to the Company’s 2014E Adjusted EBITDA and using a range of discount rates between 20% and 30% yields share price ranges for the Company of $41.51-$54.96 and $43.65-$57.80, respectively.
Present Value of Future Stock Price Analysis, page 49
28.	Please provide enhanced disclosure as to how Evercore determined that a proper discount rate range for this analysis was 22.5% to 27.5%, beyond simply stating that, if true, Evercore used the capital asset pricing model. Please also disclose a typical range for equity costs of capital.

In response to the Staff’s comment as to the proper discount rate range, we are revising page 42 of the Proxy Statement to delete the penultimate sentence in the section entitled “Present Value of Future Stock Price Analysis” and replace it with the following disclosure:

“The discount rate range was chosen by Evercore based on its professional judgment and experience and upon an analysis of the equity cost of capital calculated using the capital asset pricing model of the Company and the companies identified above under the caption “Analysis of Selected Publicly Traded Companies”, the debt level of the Company and the relative contributions to the Company’s estimated Adjusted EBITDA by each of its operating divisions.”

In response to the Staff’s comment as to the typical range for equity costs of capital, the Company has been advised by Evercore there is no “typical

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

range” for equity costs of capital because the equity cost of capital is dependent upon factors particular to a company such as those indicated above.
Selected Precedent Transactions Analysis, page 49
29.	Please revise to list the selected transactions and disclose the dates of the transactions.

We are revising page 42 of the Proxy Statement to delete the last sentence of the first paragraph in the section entitled “Selected Precedent Transactions Analysis” to replace it with the following disclosure:

“Evercore selected transactions in which the operations of the target were comparable to those of the Company and its operating divisions. In selecting such transactions, Evercore varied the transaction size minimum and the date range by sector to encompass a reasonable sample set of transactions, being mindful that transactions which occurred in the past are less relevant to the current industry dynamics. Evercore noted that none of the selected transactions or the companies that participated in the selected transactions are directly comparable to the Company or the merger.

The 81 transactions included the following acquisitions since 1999 for more than a 50% ownership stake in targets valued at more than $100 million that provide printing services and printing-related services; this set of transactions was used in relation to HCHC and Scantron:

Selected Precedent Transactions — Printing Services

Date
Announced	Target	Acquiror
2/23/10	Bowne & Co., Inc.	RR Donnelley & Sons Company
1/25/10	World Color Press Inc.	Quad/Graphics, Inc.
02/27/08	Pro Line Printing, Inc.	RR Donnelley & Sons Company
2/12/08	Phoenix Color Corp.	Visant Corporation
10/16/07	Cardinal Brands, Inc.	RR Donnelley & Sons Company
07/17/07	Commercial Envelope Manufacturing Co., Inc.	Cenveo, Inc.
06/14/07	Madison/Graham ColorGraphics, Inc.	Cenveo, Inc.
01/03/07	Von Hoffmann	RR Donnelley & Sons Company
12/27/06	Cadmus Communications Corporation	Cenveo, Inc.
12/20/06	John H. Harland Company	M & F Worldwide Corp.
12/20/06	Perry Judd’s Holdings Incorporated	RR Donnelley & Sons Company
10/31/06	Banta Corporation	RR Donnelley & Sons Company

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

10/31/05	Clarke American Checks	M & F Worldwide Corp.
5/17/04	New England Business Service, Inc.	Deluxe Corporation
11/8/03	Moore Wallace Incorporated	RR Donnelley & Sons Company
01/20/03	Wallace Computer Services, Inc.	Moore Wallace Incorporated
6/20/00	The Reynolds and Reynolds Company Information Solutions Group	The Carlyle Group L.P.
5/15/00	Cunningham Graphics International, Inc.	Automatic Data Processing, Inc.
1/15/00	American Business Products	Mail-Well, Inc.
9/30/99	At-A-Glance	The Mead Corporation
7/19/99	World Color Press Inc.	Quebecor Printing
7/14/99	The Merrill Corporation	DLJ Merchant Banking Partners
6/29/99	Big Flower Holdings Inc.	Thomas H. Lee Partners, L.P.
4/1/99	The Mack Printing Group	Cadmus Communications Corporation
The 81 transactions included the following acquisitions since 2000 for more than a 50% ownership stake in targets valued at more than $25 million that develop enterprise software and provide related services to financial institutions; this set of transactions was used in relation to Harland Financial Solutions:

Selected Precedent Transactions — Financial Solutions

Date Announced	Target	Acquiror
06/29/11	CashEdge Inc.	Fiserv, Inc.
06/27/11	Fundtech Ltd.	S1 Corporation
03/24/11	Mortgagebot LLC	Davis + Henderson Corporation
03/31/09	Metavante Technologies, Inc.	Fidelity National Information Services, Inc.
06/27/07	eFunds Corporation	Fidelity National Information Services, Inc.
10/14/06	Open Solutions Inc.	The Carlyle Group L.P.
08/28/06	P&H Solutions, Inc.	Transaction System Architects, Inc.
01/09/06	Verus Financial Management	Sage Group
09/28/05	Mortgagebot LLC	Spectrum Equity Investors
09/15/05	BIS LP Inc.	Open Solutions Inc.
09/14/05	Certegy Inc.	Fidelity National Financial, Inc.
07/12/05	The MacGregor Group, Inc.	Investment Technology Group, Inc.
03/28/05	SunGard Data Systems Inc.	Consortium of Private Equity Firms
02/03/05	APPRO Systems, Inc.	Equifax Inc.
12/16/04	Bhc Investments, Inc.	Fidelity National Financial, Inc.
09/09/04	InterCept, Inc.	Fidelity National Financial, Inc.
05/17/04	NYCE Corporation	Metavante Corporation
04/26/04	London Bridge Software Holdings Limited	Fair Isaac Corporation
04/21/04	The Kirchman Corporation	Metavante Corporation

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

02/10/04	Aurum Technology, Inc.	Fidelity National Financial, Inc.
02/01/04	Concord EFS, Inc.	First Data Corporation
01/28/04	Sanchez Computer Associates, Inc.	Fidelity National Financial, Inc.
12/09/03	Systems & Computer Technology Corporation	SunGard Data Systems Inc.
11/14/02	Electronic Data Systems Corp	Fiserv, Inc.
05/15/00	Symitar Systems, Inc.	Jack Henry & Associates Inc.
03/06/00	Q-UP Systems	S1 Corporation
The 81 transactions included the following acquisitions since 2005 for more than a 50% ownership stake in targets valued at more than $25 million that develop software or digital content or other technology enabled services for the education industry; this set of transactions was used in relation to Scantron:

Selected Precedent Transactions — Education Technology

Date Announced	Target	Acquiror
8/16/11	Renaissance Learning, Inc.	Permira Advisers Ltd.
7/1/11	Blackboard Inc.	Providence Equity Partners
5/19/11	Kaplan Virtual Education (K-12 Assets)	K12 Inc.
4/26/11	Schoolnet, Inc.	Pearson plc
1/18/11	Tutorvista	Pearson plc
1/12/11	Presidium Inc.	Blackboard Inc.
1/5/11	GeoLearning, Inc	SumTotal Systems, Inc.
12/16/10	GlobalScholar	Harland Clarke Holdings Corp.
11/22/10	Wireless Generation, Inc.	News Corporation
11/16/10	The Administrative Assistants Ltd.	Pearson plc
11/2/10	The American Education Corporation	K12 Inc.
9/1/10	Learn.com, Inc.	Taleo Corporation
8/3/10	America’s Choice	Pearson plc
7/2/10	Wimba, Inc.	Blackboard Inc.
7/1/10	KC Distance Learning, Inc.	K12 Inc.
6/10/10	EducationCity, Ltd.	Archipelago Learning, Inc.
5/14/10	Elluminate, Inc.	Blackboard Inc.
3/25/10	PLATO Learning, Inc.	Thoma Bravo, LLC
5/1/09	ANGEL Learning, Inc.	Blackboard Inc.
4/3/09	SumTotal Systems, Inc.	Vista Equity Partners
5/14/07	eCollege.com	Pearson plc
10/12/05	WebCT, Inc.	Blackboard Inc.
Finally, the 81 transactions included the following acquisitions since 2001 for more than a 50% ownership stake in targets valued at more than $25 million

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

that provide flavoring ingredients; this set of transactions was used in relation to Mafco Flavors:

Selected Precedent Transactions — Flavor and Fragrances

Date Announced	Target	Acquiror
1/9/11	Danisco A/S	DuPont Denmark Holding ApS
7/7/08	Wealthy King Investments Ltd.	Huabao International Holdings Limited
10/14/07	Gewürzmüller GmbH	Frutarom Industries Ltd.
6/5/07	Diana Ingredients S.A.	AXA Private Equity
5/3/07	Danisco A/S — Flavor division	Firmenich SA
12/5/05	Continental Custom Ingredients	Tate & Lyle PLC
5/10/04	Manheimer Inc., Flavurence, Laboratorios Krauss and Fructamine	Kerry Group PLC
3/11/04	Rhodia SA	Danisco A/S
1/18/02	Nestle SA Food Ingredients Specialties S.A.	Givaudan AG”
30.	Please tell us whether any additional transactions that fit the criteria were not used and why not.

The Company has been advised by Evercore that there were no transactions that fit the criteria but that were not used by Evercore in its analysis.

31.	Please disclose how Evercore determined to use a range of selected multiples of 5.5x to 6.5x in this analysis, when the precedent multiples appear to have exceeded that range in all instances but one.

We are revising page 46 of the Proxy Statement to add the following disclosure after the first sentence of the last paragraph in the section entitled “Selected Precedent Transactions Analysis”:

“Evercore derived this range of selected multiples based on its professional judgment and experience, including its understanding of the size, product diversity, commodity exposure, relative profitability and expected growth of the Company’s operating divisions, rather than a purely quantitative application of the multiples from the selected transactions discussed above.”

General, page 52

32.	Please remove references to “arms’-length” negotiations. This characterization is inappropriate in a transaction with affiliates.

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

We are revising the Proxy Statement to remove all references to “arms’-length” negotiations.

33.	Please disclose all relevant relationships during the past two years, whether or not compensation was paid. See Item 1015(b)(4) of Regulation M-A.

During the past two years, no material relationship existed between Evercore and its affiliates and the Company, Parent or Holdings. We are revising page 49 of the Proxy Statement to delete the qualification that no such relationship existed “pursuant to which compensation was received by Evercore or its affiliates as a result of such relationship”.
Holdings Filing Persons’ Position as to Fairness of the Merger, page 54
34.	In the next to last paragraph of this section, you state that the Holdings Filing Persons did not consider net book value because it is an “accounting concept” and is “indicative of historical costs.” Please revise this disclosure to address how the company’s particular financial position leads to the conclusion that this value was not useful in valuing the company. See SEC Release No. 34-17719 (April 13, 1981). Please also disclose the actual net book value per share.

We are revising page 51 of the Proxy Statement to delete the second sentence in the paragraph relating to the Holdings Filing Persons’ belief that net book value is not a relevant valuation method and replace it with the following disclosure:

“Further, the Holdings Filing Persons did not consider net book value because it does not reflect the following: (a) risks associated with the Company’s highly leveraged capital structure, including the significant risks relating the Company’s ability to refinance its existing debt before maturity with satisfactory terms, (b) a conglomerate discount on the value per share that typically exists in public markets, (c) market risks inherent in remaining a public company and (d) the small public float and limited trading volume of the Company’s shares that results in undesirable price volatility and restricts opportunities for stockholders to achieve liquidity. The Company’s net book value per share as of June 30, 2011 was $35.68 (calculated based on 19,333,931 shares outstanding as of such date).”

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

June 9, 2011 Presentation by Financial Advisor to Holdings, page 56
35.	The Moelis presentation appears to include estimates for units other than HCHC and Mafco Flavors, but disclosure in the proxy statement indicates that estimates were only developed for those two units. Please advise.

We respectfully advise the Staff that HCHC comprises all units of the Company other than Mafco Flavors. The June 9, 2011 Moelis presentation contains an analysis in respect of, and includes estimates for, the various subdivisions of HCHC as well as for Mafco Flavors. In analyzing the Company’s business in this manner, Moelis’ presentation reflected a greater level of detail than the projections that the Company provided to the special committee. The projections prepared by the Company and provided to the special committee, which did not disaggregate HCHC’s projected financial results among its various component businesses, are summarized in the Proxy Statement under “Special Factors—Projected Financial Information”.
Sum-of-the-Parts Analysis, page 60
36.	Please list the certain selected publicly traded companies with similar characteristics. If any companies with the same characteristics were not included, please revise to disclose.

In response to the first sentence of the Staff’s comment, we are revising page 55 of the Proxy Statement to delete the following text at the end of the first paragraph in the section entitled “Sum-of-the-Parts Analysis”: “determined by Moelis in its professional judgment to share similar characteristics with the business of each segment”. We are also revising the Sum-of-the-Parts Analysis to add the following disclosure after the first sentence in the first paragraph of such section:

“Based on its professional judgment, Moelis selected publicly traded companies that shared similar characteristics, including operations and size, with each of the business segments of the Company and for which relevant financial information was publicly available. The list of selected companies and their segments is set forth below:

Direct Marketing and Print	Financial Services B2B
R.R. Donnelley & Sons Company	Fidelity National Information Services, Inc.
Quad/Graphics, Inc.	Fiserv, Inc.
Valassis Communications Inc.	Equifax Inc.

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

Deluxe Corp.	Dun & Bradstreet Corp.
Cenveo Inc.	Jack Henry & Associates Inc.
ACCO Brands Corporation	Convergys Corporation
Consolidated Graphics, Inc.	Acxiom Corporation
Harte-Hanks Inc.
The Standard Register Company

Education Services	Tobacco Supplier
The Washington Post Company	Celanese Corp.
Scholastic Corporation	Eastman Chemical Co.
EPIQ Systems, Inc.	Alliance One International, Inc.
Renaissance Learning Inc.
          In response to the second sentence of the Staff’s comment, the Company has been advised by Moelis that there were no companies with the same characteristics that were not included in Moelis’ analysis.
Certain Effects of the Merger, page 68
37.	Please revise to discuss here, or in the tax consequences section, the tax effects to each filing party on the Schedule 13E-3. Refer to Item 1013(d) of Regulation M-A.

We are revising page 64 of the Proxy Statement to add the following disclosure to the end of the paragraph that begins “If the merger is completed...”:

“None of Parent, Merger Sub, the Holdings Investors, the Company or Holdings will recognize any gain or loss for United States federal income tax purposes as a result of the merger.”
Prepayment and Amortization, page 73
38.	Please disclose any plans or arrangements to finance or pay the loan, or if none have been made, so state. See Item 1007(d)(2) of Regulation M-A.

We are revising page 67 of the Proxy Statement to add the following disclosure to the end of the section entitled “Prepayment and Amortization”:

“No plans or arrangements to finance or pay the Facility have been made.”

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

Litigation, page 76
39.	Please provide us with copies of the complaints related to the proposed transaction.

We are furnishing to the Staff on a supplemental basis copies of the complaints related to the proposed transaction.
Estimated Fees and Expenses, page 98.
40.	Please disclose accounting fees. See Item 1007(c) of Regulation M-A.

We are revising page 95 of the Proxy Statement to disclose accounting fees in the table setting forth estimated fees and expenses.
Information Regarding the Directors and Executive Officers of M & F Worldwide, page 100
41.	Please disclose the full five-year employment history of Mr. Bevins. See Item 1003(c)(2) of Regulation M-A.

We are revising page 98 of the Proxy Statement to delete the paragraph disclosing the information for William C. Bevins and replace it with the following disclosure:

“William C. Bevins has been a director of the Company since 2008. Mr. Bevins has been Senior Executive Vice President of Holdings since December 2010. Mr. Bevins also served as President and Chief Executive Officer of Panavision from June 2009 until June 2011. Mr. Bevins was retired from active business from 2000 to June 2009.”
Historical Selected Financial Information, page 104
42.	We note you have not included summarized pro forma data disclosing the effects of the transaction. Please revise to include this information or tell us why you believe this information is not material. Refer to Item 1010(c) of Regulation M-A.

We respectfully advise the Staff that clause (6) of Item 1010(c) of Regulation M-A requires the filing persons to furnish summarized pro forma data disclosing the effect of the proposed merger transaction only if material. The Company respectfully submits that in an all cash transaction, where the

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

unaffiliated stockholders of the Company will have no continuing interest in the surviving corporation after the consummation of the merger, the capital structure of the surviving corporation assuming consummation of the merger as would be reflected in pro forma financial statements is not material to an investment decision whether to vote in favor or against the transaction. Accordingly, the information required by Item 1010(c) of Regulation M-A has not been presented.
Where You Can Find Additional Information, page 118
43.	We note that you incorporate by reference into your preliminary proxy statement your Forms 10-K and 10-Q, each of which includes a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements you make in connection with a going private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases, or other communications relating to this going private transaction.

We acknowledge that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. We are revising page 113 of the Proxy Statement to add the following disclosure to the end of the paragraph beginning “The SEC allows us to...”:

“(except with respect to any reference in such document to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995)”.

We will refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this transaction.

44.	Please advise why you have not incorporated by reference your current reports on Form 8-K filed in January.

We are revising page 113 of the Proxy Statement to incorporate by reference the current reports on Form 8-K filed by the Company on January 3, 2011, January 6, 2011 and February 7, 2011.
*     *     *

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 1, 2011

          If you have any questions with respect to the foregoing, please contact Alan C. Myers at (212) 735-3780 or Michael A. Schwartz at (212) 728-8267.

Very truly yours,
/s/ Alan C. Myers
Alan C. Myers

/s/ Michael A. Schwartz
Michael A. Schwartz

Enclosures

cc:	Mr. Paul G. Savas Michael C. Borofsky, Esq.

November 1, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Max A. Webb Assistant Director Office of Mergers and Acquisitions
Ladies and Gentlemen:
               Reference is made to the letter of the Staff of the Securities Exchange Commission (the “Commission”), dated October 25, 2011 (the “Comment Letter”), relating to the Schedule 13E-3 (File No. 005-46325) filed by Ronald O. Perelman, MacAndrews & Forbes Holdings, Inc., M & F Worldwide Corp., MX Holdings One, LLC, MX Holdings Two, Inc., MFW Holdings One LLC and MFW Holdings Two LLC (together, the “Filing Persons”) and the Preliminary Proxy Statement on Schedule 14A (File No. 001-13780) filed by M & F Worldwide Corp., in each case, on September 28, 2011.
               Per your request, each of the Filing Persons acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, M & F WORLDWIDE CORP.
By:	/s/ Paul G. Savas
	Name:	Paul G. Savas
	Title:	Executive Vice President and Chief Financial Officer

/s/ Ronald O. Perelman
RONALD O. PERELMAN

MACANDREWS & FORBES HOLDINGS INC.
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MX HOLDINGS ONE, LLC.
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MX HOLDINGS TWO, INC.
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW HOLDINGS ONE LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW HOLDINGS TWO LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman